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                                                                EXHIBIT (a)(8)

Company Press Release

The Thomson Corporation Acquires Computer Language
Research, Inc.

TORONTO and CARROLLTON, Texas--(BUSINESS WIRE)--Jan. 13, 1998--Research Institute of America Group (RIAG), a division of The Thomson Corporation (TTC), a leading provider of information-based solutions for tax, accounting, corporate finance and human resource professionals, and Computer Language Research, Inc.
(CLR) (Nasdaq/NM:CLRI - news) jointly announced that they have reached an agreement for TTC to acquire CLR at a price of $22.50 in cash per outstanding share of CLR common stock.

The acquisition will be accomplished through an all cash tender offer for all of the outstanding shares of CLR's common stock, followed by a second step merger for the same consideration to acquire shares not tendered in the tender offer. In addition, TTC has reached an agreement with shareholders holding approximately 75% of the outstanding shares of CLR to sell their stock to TTC by tendering into the tender offer and to otherwise vote their shares in favor of the merger. This transaction values CLR at approximately $325 million based on the number of outstanding shares. This acquisition is subject to normal Department of Justice clearance under the Hart-Scott-Rodino rules and is expected to close by mid-February.

CLR was founded in 1964 as a computer service bureau for federal income tax returns for tax preparers. Since that time, CLR has expanded its product offerings to include nearly every type of tax return and, in the past years, has evolved into a business applications software company. CLR, which had revenues of $129 million in 1996, is headquartered in Carrollton, Texas and has approximately 1,100 employees. CLR trades on the NASDAQ market and its share price at the close of business on Monday, January 12 was $13.75.

CLR's primary business is the provision of tax compliance software to sophisticated users within the national/regional accounting firm and corporate tax markets. The Company also offers tax compliance products for the bank trust and government markets, as well as practice management and financial products for local accounting firms.

Euan C. Menzies, President and CEO of RIAG said, "I am very excited by the prospect of the addition of CLR to our group. CLR is one of the leading provides of tax compliance software to the corporate tax market and to national and regional accounting firms. CLR will complement RIAG's traditional strength with small and medium sized accounting firms." He also stated, "this represents an exciting opportunity to integrate RIA's tax information content with sophisticated application software products to create web-based solutions in these markets."